UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Saks Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79377W108

(CUSIP Number)

Stefán H. Hilmarsson Baugur Group hf Túngata 6 101 Reykjavik Iceland +354 530 7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP NO. 79377W108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Baugur Group hf.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Iceland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

11,500,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

11,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.08%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP NO. 79377W108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jón Ásgeir Jóhannesson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Iceland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

11,500,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

11,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.08%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (Statement) relates to common stock, par value $0.10 per share (Common Stock), of Saks Incorporated, a Tennessee corporation (Issuer). The principal executive offices of the Issuer are located at 12 East 49th Street, New York, New York 10017.

ITEM 2.	IDENTITY AND BACKGROUND

(a) - (c), (f) This statement is filed by Baugur Group hf. (Baugur) and Mr. Jón Ásgeir Jóhannesson. Baugur is a company organized under the laws of the Republic of Iceland with its principal business address at Túngata 6, 101 Reykjavik, Iceland. Baugur is a privately owned, international investment firm focusing on investments within retail, property and media in Iceland, the United Kingdom, Scandinavia and the United States. Since its formation in 1998 in Iceland, Baugur has continually grown its investment portfolio. Today, companies related to Baugur employ approximately 75,000 people worldwide and operate over 3,900 stores. For the year to December 31 2006, the total revenues of these companies were approximately £9.8 billion (US$19.2 billion*). In the retail sector, Baugur’s investments include House of Fraser, a U.K. chain of department stores; Hamleys, a toy retailer; Magasin du Nord, a Danish department store chain; the fashion chains Jane Norman and Mosaic Fashions; and the jewellery brands Goldsmiths and Mappin & Webb. Baugur is managed under the direction of its board of directors and its Executive Chairman, Mr. Jón Ásgeir Jóhannesson. Mr. Jón Ásgeir Jóhannesson is a citizen of the Republic of Iceland.

By virtue of his position as Executive Chairman of Baugur and his substantial holdings of the majority shareholders of Baugur, Mr. Jón Ásgeir Jóhannesson has significant oversight and influence on the shares held by Baugur.

The name, citizenship, address and principal occupation of each of the members of Baugur’s board of directors and executive officers is listed in Schedule A attached hereto.

(d) On May 3 2007, the District Court of Reykjavik ruled that Mr. Jón Ásgeir Jóhannesson had violated Article 158 of the Icelandic Penal Code which prohibits incorrect statements in a legally required document. The conviction relates to an incorrect statement contained in a stock exchange announcement. Mr. Jón Ásgeir Jóhannesson received a suspended sentence of 3 months imprisonment. Previously, both the District Court of Reykjavik and the Supreme Court of Iceland had dismissed the charges against Mr. Jón Ásgeir Jóhannesson. Mr. Jón Ásgeir Jóhannesson vigorously maintains his innocence and this matter is currently the subject of an appeal to the Supreme Court of Iceland. Mr. Jón Ásgeir Jóhannesson has always had the full support of Baugur’s board of directors throughout these proceedings.

Mr. Jón Ásgeir Jóhannesson’s case has created significant political debate and controversy in Iceland. The Baugur board of directors and the executive management of the company have publicly criticised the conduct of the case against Mr. Jón Ásgeir Jóhannesson. A complaint has also been filed by Mr. Jón Ásgeir Jóhannesson with the European Court of Human Rights in relation to this matter.

Neither Baugur, nor, to the best of its knowledge, any of Baugur’s executive officers or directors listed in Schedule A, except as otherwise described above, have, during the five years preceding the date of this Schedule 13D, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Except as set forth above, none of Mr. Jón Ásgeir Jóhannesson, Baugur, nor, to the best of its knowledge, any of Baugur’s executive officers or directors listed in Schedule A, have, during the five years preceding the date of this Schedule 13D, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

*	as at December 31, 2006, GBP1: US$1.96

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds to be used in making the purchases will be advances by Landsbanki Islands hf (Landsbanki) pursuant to the Forward Contracts (as defined in Item 5 below). A total of $247,009,059 will be paid to purchase the shares if the Forward Contracts are settled at maturity. As set forth below in Item 5, the parties may agree to extend a Forward Contract beyond its maturity date, whereupon the Forward Price will be reset to reflect the new maturity date.

ITEM 4.	PURPOSE OF TRANSACTION

Baugur purchased the shares as part of its global investment portfolio and believes them to represent a sound acquisition. Although Baugur has no current intention to seek to influence or participate in the formulation, determination or direction of the basic business decisions of the Issuer, it is anticipated that Baugur may from time to time seek to have discussions with management, the board of directors and other shareholders of the Issuer.

Depending on prevailing market, economic and other conditions, Baugur may from time to time acquire additional securities of the Issuer, convert or exchange securities that it holds, engage in discussions with the Issuer concerning further acquisitions of securities of the Issuer or otherwise invest in the Issuer or one or more of its subsidiaries. Baugur intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments concerning the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to Baugur, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of its investment in the Issuer or to sell any or all of the securities of the Issuer that it holds.

Baugur may in the future seek to engage in discussions with management of the Issuer concerning the business and/or operations of the Issuer and/or concerning potential investments by Baugur in securities of the Issuer and/or its subsidiaries. Such discussions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Other than as set forth above, none of Mr. Jón Ásgeir Jóhannesson, Baugur nor, to the best of its knowledge, any of Baugur’s executive officers or directors listed in Schedule A have any present plans or proposals which relate to or would result in any transaction, change or event specified in clause (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As of July 23, 2007, Baugur has the right to acquire 11,500,000 shares, or approximately 8.08%, of the Issuer’s Common Stock. This percentage of shares is calculated based on 142,357,014 shares of the Issuer’s Common Stock outstanding as reported in the quarterly report on Form 10-Q for the quarterly period ending May 5, 2007, which was filed with the SEC on June 6, 2007, which represents the most recent available public filing containing such information.

Baugur’s beneficial ownership arises through Icelandic forward contracts (each a Forward Contract) that it has entered into with Landsbanki. Each Forward Contract has a maturity date falling approximately three months from the effective date of the contract. Pursuant to each Forward Contract, Baugur has, on the contract maturity date, the right to require Landsbanki to sell to it the number of securities of the Issuer to which the Forward Contract relates for a price specified in such Forward Contract (Forward Price), as detailed below. The parties may agree to extend a Forward Contract beyond its maturity date.

Baugur and Mr. Jón Ásgeir Jóhannesson may be deemed to have shared power to vote and shared power to dispose or direct disposition of the shares described below, although they will not have the actual power to vote any shares prior to the actual acquisition of those shares under the terms of the applicable Forward Contract.

(c) The following chart sets forth the details of Baugur’s forward contracts entered into during the past sixty days pertaining to the Issuer’s Common Stock:

Party	Date of Purchase	Number of Shares Purchased	Forward Price per share ($)	Spot Price per share ($)	Where and How Effected
Baugur	June 7, 2007	600,000	20.568	20.206	Privately entered forward contract
Baugur	June 8, 2007	600,000	20.821	20.455	Privately entered forward contract
Baugur	June 11, 2007	750,000	20.880	20.513	Privately entered forward contract
Baugur	June 13, 2007	500,000	20.082	20.727	Privately entered forward contract
Baugur	June 13, 2007	850,000	20.969	20.600	Privately entered forward contract
Baugur	June 14, 2007	250,000	20.745	21.362	Privately entered forward contract
Baugur	June 20, 2007	600,000	20.659	21.278	Privately entered forward contract
Baugur	June 21, 2007	700,000	20.809	21.425	Privately entered forward contract
Baugur	June 25, 2007	350,000	21.700	21.318	Privately entered forward contract
Baugur	June 26, 2007	750,000	21.461	21.088	Privately entered forward contract
Baugur	June 27, 2007	500,000	21.340	20.964	Privately entered forward contract
Baugur	June 29, 2007	500,000	20.871	21.515	Privately entered forward contract
Baugur	July 13, 2007	350,000	21.016	20.654	Privately entered forward contract
Baugur	July 16, 2007	600,000	21.242	20.868	Privately entered forward contract
Baugur	July 17, 2007	275,000	21.314	20.947	Privately entered forward contract
Baugur	July 18, 2007	1,000,000	21.673	21.291	Privately entered forward contract
Baugur	July 19, 2007	1,000,000	22.053	21.665	Privately entered forward contract
Baugur	July 20, 2007	1,325,000	22.240	21.849	Privately entered forward contract

(d) Landsbanki retains the right to all dividends attaching to the securities to which each Forward Contract relates. However, to the extent that any dividends are paid to Landsbanki in respect of such securities, the Forward Price payable by Baugur under the Forward Contract to which those securities relates is reduced by an amount equal to the dividend paid. Other than as previously discussed with regards to the Forward Contracts, to Baugur’s knowledge, no additional person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer which are deemed to be beneficially owned by Baugur.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Forward Contracts described above and attached as exhibits hereto, to the knowledge of Baugur, its officers and directors and Mr. Jón Ásgeir Jóhannesson, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and Schedule A and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

1. Joint Filing Agreement

2 Forward Contract entered into between Baugur and Landsbanki, dated June 7, 2007 (English language translation)

3. Forward Contract entered into between Baugur and Landsbanki, dated June 8, 2007 (English language translation)

4. Forward Contract entered into between Baugur and Landsbanki, dated June 11, 2007 (English language translation)

5. Forward Contract entered into between Baugur and Landsbanki, dated June 13, 2007 (English language translation)

6. Forward Contract entered into between Baugur and Landsbanki, dated June 13, 2007 (English language translation)

7. Forward Contract entered into between Baugur and Landsbanki, dated June 14, 2007 (English language translation)

8. Forward Contract entered into between Baugur and Landsbanki, dated June 20, 2007 (English language translation)

9. Forward Contract entered into between Baugur and Landsbanki, dated June 21, 2007 (English language translation)

10. Forward Contract entered into between Baugur and Landsbanki, dated June 25, 2007 (English language translation)

11. Forward Contract entered into between Baugur and Landsbanki, dated June 26, 2007 (English language translation)

12. Forward Contract entered into between Baugur and Landsbanki, dated June 27, 2007 (English language translation)

13. Forward Contract entered into between Baugur and Landsbanki, dated June 29, 2007 (English language translation)

14. Forward Contract entered into between Baugur and Landsbanki, dated July 13, 2007 (English language translation)

15. Forward Contract entered into between Baugur and Landsbanki, dated July 16, 2007 (English language translation)

16. Forward Contract entered into between Baugur and Landsbanki, dated July 17, 2007 (English language translation)

17. Forward Contract entered into between Baugur and Landsbanki, dated July 18, 2007 (English language translation)

18. Forward Contract entered into between Baugur and Landsbanki, dated July 19, 2007 (English language translation)

19. Forward Contract entered into between Baugur and Landsbanki, dated July 20, 2007 (English language translation)

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of 23 July 2007 that the information set forth in this statement is true, complete and correct.

Baugur Group hf.

By:	/s/ Gunnar Sigurðsson
Name:	Gunnar Sigurðsson
Title:	Chief Executive Officer

Mr. Jón Ásgeir Jóhannesson

/s/ Jón Ásgeir Jóhannesson

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF BAUGUR GROUP HF

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of Baugur Group hf are set forth below.

Baugur Group HF

Name	Principal Occupation	Business Address	Citizenship
Jón Ásgeir Jóhannesson	Executive Chairman	Túngata 6 101 Reykjavik Iceland	Icelandic
Hreinn Loftsson	Company Director	Túngata 6 101 Reykjavik Iceland	Icelandic
Kristín Jóhannesdóttir	Company Director	Túngata 6 101 Reykjavik Iceland	Icelandic
Jóhannes Jónsson	Company Director	Túngata 6 101 Reykjavik Iceland	Icelandic
Donald McCarthy	Company Director	Túngata 6 101 Reykjavik Iceland	British
Ingibjörg Stefania Pálmadóttir	Company Director	Túngata 6 101 Reykjavik Iceland	Icelandic
Hans Kristian Hustad	Company Director	Túngata 6 101 Reykjavik Iceland	Norwegian
Einar Þór Sverrisson	Alternate Director	Túngata 6 101 Reykjavik Iceland	Icelandic
Stefán Hilmar Hilmarsson	Deputy Chief Executive Officer	Túngata 6 101 Reykjavik Iceland	Icelandic
Guðrún Sylvia Pétursdóttir	Alternate Director	Túngata 6 101 Reykjavik Iceland	Icelandic
Gunnar Sigurðsson	Chief Executive Officer	Túngata 6 101 Reykjavik Iceland	Icelandic

INDEX OF EXHIBITS

1. Joint Filing Agreement

2 Forward Contract entered into between Baugur and Landsbanki, dated June 7, 2007 (English language translation)

3. Forward Contract entered into between Baugur and Landsbanki, dated June 8, 2007 (English language translation)

4. Forward Contract entered into between Baugur and Landsbanki, dated June 11, 2007 (English language translation)

5. Forward Contract entered into between Baugur and Landsbanki, dated June 13, 2007 (English language translation)

6. Forward Contract entered into between Baugur and Landsbanki, dated June 13, 2007 (English language translation)

7. Forward Contract entered into between Baugur and Landsbanki, dated June 14, 2007 (English language translation)

8. Forward Contract entered into between Baugur and Landsbanki, dated June 20, 2007 (English language translation)

9. Forward Contract entered into between Baugur and Landsbanki, dated June 21, 2007 (English language translation)

10. Forward Contract entered into between Baugur and Landsbanki, dated June 25, 2007 (English language translation)

11. Forward Contract entered into between Baugur and Landsbanki, dated June 26, 2007 (English language translation)

12. Forward Contract entered into between Baugur and Landsbanki, dated June 27, 2007 (English language translation)

13. Forward Contract entered into between Baugur and Landsbanki, dated June 29, 2007 (English language translation)

14. Forward Contract entered into between Baugur and Landsbanki, dated July 13, 2007 (English language translation)

15. Forward Contract entered into between Baugur and Landsbanki, dated July 16, 2007 (English language translation)

16. Forward Contract entered into between Baugur and Landsbanki, dated July 17, 2007 (English language translation)

17. Forward Contract entered into between Baugur and Landsbanki, dated July 18, 2007 (English language translation)

18. Forward Contract entered into between Baugur and Landsbanki, dated July 19, 2007 (English language translation)

19. Forward Contract entered into between Baugur and Landsbanki, dated July 20, 2007 (English language translation)